Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following materials were distributed by Freescale Semiconductor, Ltd. (the “Company”) to its employees on May 27, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

NXP MT+1 Organization May 27 th , 2015 Confidential and Proprietary

•
Baseline phase completed
•
Moved into Design phase on May 6
th
• Resolution of functional scope differences
• Value capture initiatives and workplans
• Day 1 initiatives and workplans
•
Multiple opportunities for the merged organization have been identified by combining the strengths of both Freescale and NXP
•
CEO direct reports announced 21
st
April
•
Now announcing the next level “MT+1”
Integration progress
COMPANY CONFIDENTIAL – INTERNAL USE
1.

•
Strong teamwork & collaboration between current MTs of Freescale and NXP
•
Preliminary organization design was established
•
Major work activities were mapped to determine the appropriate final structure
•
Two pools were established
• Pool 1 where there were obvious fits or need for continuity in the role, no interviews required
• Pool 2 where there were multiple candidates for the same role and/or where current “MT+1” will not fulfill a role in the combined company. Interviews were completed, also considering specific location requirements and in some organizations additional assessments were undertaken
•
Organization structure and appointments have been approved by the Integration Steering
Committee
•
Resulting teams are ideally equipped to deliver the full value of the Freescale – NXP merger
MT+1 selection process
COMPANY CONFIDENTIAL – INTERNAL USE
2.

•
Every “MT+1” member, both current and new, to deploy the organization for our
BU / Function to their direct reports
• Conference call format
•
Message from Rick deployed across the company May 27
th
• All organization charts will be posted on integration website
• Sales planned to be announced by June 15
th
•
Next design step “MT+2” is targeted for end July/August
• Timing depends on discussions with and consultation of employee representation partners as well as satisfying legal requirements
• Strong collaboration between current and new “MT+1” is expected to continue building a high quality organization
• A consistent “MT+2” definition process is being designed and will be communicated
• Current structure remains in place until merger – full focus on 2015 execution!
Next steps
COMPANY CONFIDENTIAL – INTERNAL USE
3.

Confidential and Proprietary Freescale.com NXP.com

RICK CLEMMER
CEO
PETER
KELLY
CHIEF
FINANCIAL
OFFICER
FINANCE
GUIDO
DIERICK
GENERAL
COUNSEL
LEGAL
DAVID
REED
HEAD OF
TECHNOLOGY /
OPERATIONS
TECHNOLOGY &
OPERATIONS
STEVE
OWEN
CHIEF SALES &
MARKETING
OFFICER
SALES &
MARKETING
DENNIS
SHULER
CHIEF HUMAN
RESOURCES
OFFICER
HUMAN
RESOURCES
RUDY
STROH
BUSINESS UNIT
SECURITY &
CONNECTIVITY
KURT
SIEVERS
BUSINESS UNIT
AUTOMOTIVE
TOM
DEITRICH
BUSINESS UNIT
DIGITAL
NETWORKING
FRANS
SCHEPER
BUSINESS UNIT
STANDARD
PRODUCTS
PAUL
HART
BUSINESS UNIT
RF POWER
CEO DIRECT REPORTS
COMPANY CONFIDENTIAL – INTERNAL USE

RUDY STROH
SECURITY & CONNECTIVITY
SECURITY & CONNECTIVITY
ULRICH
HÜWELS
GENERAL MANAGER
BL SECURE
IDENTIFICATION
SOLUTIONS
PETE
RODRIGUEZ
GENERAL MANAGER
BL SECURE
INTERFACES & POWER
RUTGER
VRIJEN
STRATEGY & CTO
RAFAEL
SOTOMAOR
GENERAL MANAGER
BL SECURE MOBILE
TRANSACTIONS
ASIT
GOEL
GENERAL MANAGER
BL SECURE
MONITORING &
CONTROL
MARK
REDFORD
OPERATIONS
CHRISTOPHER
FEIGE
GENERAL MANAGER
BL SMART ANTENNA
SOLUTIONS
GEOFF
LEES
GENERAL MANAGER
BL
MICROCONTROLLERS
ANDREAS
MOELICH
HUMAN RESOURCES
TORSTEN
SPINTY
FINANCE
COMPANY CONFIDENTIAL – INTERNAL USE

AUTOMOTIVE
KURT SIEVERS
AUTOMOTIVE
ROBERT
CONRAD
GENERAL MANAGER
BL AUTOMOTIVE MCU
JAMES
BATES
GENERAL MANAGER
BL ANALOG &
SENSORS
TORSTEN
LEHMANN
GENERAL MANAGER
BL CAR INFOTAINMENT
& DRIVER ASSISTANCE
JOHN
VAN RAAIJ
OPERATIONS
LARS
REGER
TECHNOLOGY &
BUSINESS
DEVELOPMENT
MEINDERT
VAN DEN
BELD
STRATEGY
JENS
HINRICHSEN
GENERAL MANAGER
BL SECURE CAR
ACCESS &
NETWORKING
TBD
SALES & MARKETING
FRANZ-JOSEF
WAGNER
HUMAN RESOURCES
KEVIN
SPEIRITS
FINANCE
COMPANY CONFIDENTIAL – INTERNAL USE

TOM DEITRICH
DIGITAL NETWORKING
DIGITAL NETWORKING
SRINATH
RAJEN
FINANCE
ANDREA
HANDY
HUMAN RESOURCES
FARES
BAGH
WORLDWIDE HW
DESIGN
DAWIT
BELETE
OPERATIONS
TAREQ
BUSTAMI
PRODUCT
MANAGEMENT
SATINDER
SOHI
INDIA DESIGN
MANAGER
RAJA
TABET
WORLDWIDE SW
DESIGN
COMPANY CONFIDENTIAL – INTERNAL USE

FRANS SCHEPER
STANDARD PRODUCTS
ACHIM
KEMPE
GENERAL MANAGER
DHAM
STANDARD PRODUCTS
JÜRGEN
LANGE
GENERAL MANAGER
BL GA
GERWIN
HEYER
OPERATIONS &
QUALITY
MARKUS
MOSEN
GENERAL MANAGER
BL BIPOLAR
ERIK JUST
FINANCE
JENNIFER
ZHAO
GENERAL MANAGER
BL LOGIC
JULIAN
HUMPHREYS
GENERAL MANAGER
BL POWER MOS
BIANCA
WILLEMS
HUMAN
RESOURCES
RAINER
BUSCHKE
STRATEGY &
BUSINESS
DEVELOPMENT
WERNER
RIETHMUELLER
R&D
GERTON
JANSEN
SALES &
MARKETING
NELSON
YUNG
ASSEMBLY &
BACKEND
COMPANY CONFIDENTIAL – INTERNAL USE

PETER KELLY
FINANCE
JULIEN
DEREGNAU-
COURT
CONTROLLER
FINANCE
ERIK
FREDRIKS
TAX
LUC
DOBBELEER
TREASURY
JEFF
PALMER
INVESTOR
RELATIONS
HENRI
ARDEVOL
STRATEGY
KAREN
RAPP
INTEGRATION
LAURA
RUSSELL
RF POWER
NEILL
REYNOLDS
TECHNOLOGY &
OPERATIONS
KEVIN
SPEIRITS
AUTOMOTIVE
ERIK JUST
STANDARD
PRODUCTS
WILLIAM
BETZ
BP&A &
SALES
TORSTEN
SPINTY
SECURITY &
CONNECTIVITY
SRINATH
RAJEN
DIGITAL
NETWORKING
OLLI
HYYPPA
IT
COMPANY CONFIDENTIAL – INTERNAL USE

GUIDO DIERICK
LEGAL
JEAN
SCHREURS
CORPORATE,
FINANCIAL, LABOR
LAW & COMPLIANCE
LEGAL
CHARLES
SMIT
GLOBAL BUSINESS
SUPPORT
JENNIFER
WUAMETT
DEPUTY
GENERAL COUNSEL,
IP & LITIGATION
COMPANY CONFIDENTIAL – INTERNAL USE

DAVID REED
TECHNOLOGY & OPERATIONS
JACQUELINE
MCNULTY
PROCUREMENT
TECHNOLOGY & OPERATIONS
JINDOO
WHANG
ASSEMBLY & TEST
HAI
WANG
TECHNOLOGY &
EXTERNAL
OPERATIONS
CHRIS
COLLINS
PRODUCT &
TECHNOLOGY
ENABLEMENT
NANCY
FARES
SYSTEM SOLUTIONS
STEVE
FREZON
FABS
KEIVAN
KESHVARI
SUPPLY CHAIN
GARIC
POWER
GLOBAL QUALITY
NEILL
REYNOLDS
FINANCE
DEBRA
HOWARD
HUMAN RESOURCES
COMPANY CONFIDENTIAL – INTERNAL USE

DENNIS SHULER
HUMAN RESOURCES
JAN
VERNON
COMPENSATION
BENEFITS &
HRIS
HUMAN RESOURCES
STEFAN
HERMANS
HR COUNTRY
OPERATION, HR
FUNCTION F&A,
LEGAL
CHRIS
JENSEN
TALENT
ACQUISITION,
MANAGEMENT,
LEARNING &
DEVELOPMENT
RICHARD
MORALES
DIVERSITY &
INCLUSION,
COMMUNITY
RELATIONS
ANDREA
HANDY
DIGITAL
NETWORKING
DEBRA
HOWARD
TECHNOLOGY &
OPERATIONS
CHRISTINE
MARTINEZ
RF POWER
ANDREAS
MOELICH
SECURITY &
CONNECTIVITY
FRANZ-
JOSEF
WAGNER
AUTOMOTIVE
PAUL
SEXTON
SALES &
MARKETING
PAM
BROWN
HR US & HR
STRATEGY
HR FOR HR
TBD
STANDARD
PRODUCTS
COMPANY CONFIDENTIAL – INTERNAL USE

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the timing or outcome of pending or future legal proceedings may be difficult to predict; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8,

2015, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On May 8, 2015, NXP filed with the SEC an amendment to the Registration Statement on Form F-4 that was originally filed on April 2, 2015, which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to

2

buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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